# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002014854

## Reporting persons
- Stoney Lonesome HF LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 887,859; shared voting power 0; sole dispositive power 887,859; shared dispositive power 0; aggregate amount beneficially owned 887,859 (7.6% of the class)
- The Drake Helix Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; sole voting power 36,000; shared voting power 0; sole dispositive power 36,000; shared dispositive power 0; aggregate amount beneficially owned 36,000 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: Stoney Lonesome HF LP
Address of principal business office or, if none, residence: 222 S Riverside Plaza Ste 15-155, Chicago IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Stoney Lonesome HF LP - 887,859
The Drake Helix Holdings, LLC - 36,000
Total = 923,859
Percent of class:
Stoney Lonesome HF LP - 7.6%
The Drake Helix Holdings, LLC - 0.3%
Total = 7.9%
Sole power to vote or to direct the vote:
Stoney Lonesome HF LP - 887,859
The Drake Helix Holdings, LLC - 36,000
Shared power to vote or to direct the vote:
Stoney Lonesome HF LP - 0
The Drake Helix Holdings, LLC - 0
Sole power to dispose or to direct the disposition:
Stoney Lonesome HF LP - 887,859
The Drake Helix Holdings, LLC - 36,000
Shared power to dispose or to direct the disposition:
Stoney Lonesome HF LP - 0
The Drake Helix Holdings, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stoney Lonesome HF LP: /s/Clint Coghill, Clint Coghill/President of General Partner (02/18/2025)
- The Drake Helix Holdings, LLC: /s/Clint Coghill, Clint Coghill/Manager (02/18/2025)